Aon Hewitt Key Leader Messages

7/12/2010

Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Key Messages

What are we announcing today?

•	We are pleased to announce today that Hewitt has reached an agreement to join with Aon Corporation creating the world’s foremost authority in risk and human capital.

•	With the addition of Hewitt, Aon will be a $10.7B business with 59,000 associates working in 120 countries.

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Specifically, Hewitt will merge with Aon’s human capital consulting and outsourcing organization (Aon Consulting) to form Aon Hewitt, a $4.3B business that will be the #1 provider of HR solutions, advice and outsourcing. The segment will have more than 29,000 associates with capability in 120 countries. The segment will represent 41% of Aon’s total business by revenue and will be a major driver for future growth.

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We can be exceptionally proud of the strong brand we have built and the positive impact we have made through our work for so many clients. In fact, the power of our brand and our strong performance over the last three years were the key elements that made this partnership so attractive for Aon. Preserving the Hewitt name and reputation is a priority for both companies.

•	Russ has been asked to serve as the Chairman and CEO of Aon Hewitt. This is great news because it validates Hewitt leadership and our history of producing excellent results.

•	We are convinced this merger is both strategically and economically attractive and is in the best interest of clients, associates, and stockholders of both Aon and Hewitt.

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We know that you will have many questions and we are committed to answering them thoroughly. Unfortunately, we know that we will not be able to answer many of your questions until after the combination is official and we are allowed to make decisions about the operation of the new business. We ask for your patience and support, but confirm that we will act as quickly as possible.

Why is Hewitt joining Aon?

•	Aon’s vision is to create the preeminent global professional services firm focused on risk and human capital advice and solutions. Hewitt will play a major role in achieving this vision.

•	Aon views Hewitt as the catalyst to becoming the global leader in human capital solutions and advice:

•	Together, we will create the leading global brand in human capital and risk

•	The combination creates a more balanced business, with a 60/40 split across risk and human capital

•	The human capital segment will offer a complementary product portfolio across consulting, benefits outsourcing and HR BPO

•	We will have a diversified and complementary client portfolio covering both large corporate and mid-market clients

•	We believe our clients will value our expanded ability to provide additional products and services to meet the full spectrum of risk and human capital needs

•	We will have an impressive collective global footprint that we will use to fuel growth

•	We will have the strongest team of professionals in the human capital industry —able to provide the full spectrum of support for our clients for their most complex human capital challenges

Aon Hewitt Key Leader Messages

7/12/2010

•	We will continue to improve the efficiency of our support functions and leverage the best approaches across the entire organization

•	We will continue to have the financial resources to fund innovation and future growth

•	We share similar goals and values around client focus, people, innovation, excellence, teamwork and integrity that will help with the integration of our businesses

•	The new Aon Hewitt will now surpass both Mercer and Towers Watson in size and greatly improve our ability to compete internationally:

•	Aon Hewitt $4.3B

•	Mercer $3.3B

•	TW $3.1B

•	Bottom line —this acquisition now moves Aon into a premier position in all of its business lines.

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The complementary nature of our current businesses makes this union a great fit. Together we can offer our clients a broader range of products in many more places around the world – we will be a true global franchise. We will have more scale to compete on large global projects with the world’s premier companies.

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Aon Consulting has traditionally served mid-market clients, while our focus tends to be on large clients. A greater portion of our revenue and profitability is generated inside of North America, while Aon Consulting earns a larger share of its revenue internationally.

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Outsourcing is clearly a Hewitt strength and associates in our Benefits Outsourcing and HR BPO segments should expect business as usual. Of course, we will continue to actively work to improve the quality and efficiency of our operations.

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Aon Consulting has a $200M outsourcing business that is focused on the mid-market. You may be interested to know that Aon was the second bidder for RealLife HR when we purchased that business two years ago.

•	We do not currently have plans to convert clients to new platforms, but we will evaluate that alternatives during the transition period and made decisions that make sense for our clients.

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Both organizations have strong consulting practices, but the degree of overlap varies by practice and geography. We will now have a greater presence in some consulting practices that we both intended to grow. As just one example, Aon owns McLagan, the pre-eminent compensation data survey brand for the financial services industry globally, and Radford, a leading high-tech survey house. These two capabilities alone offer exciting possibilities when combined with our own strong compensation consulting capabilities.

What does this mean for our associates?

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The new Aon Hewitt represents an opportunity to help create the finest benefits, HR solutions and outsourcing firm in the world. Every colleague can take pride in being part of an HR solutions and outsourcing firm that has the largest geographic reach, the strongest brand, and the best delivery capability. We will also be one of the largest professional services firms in the world.

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This union will allow us to accelerate top-line growth while continuing our quality and lean initiatives to ensure the growth is profitable. The retention and engagement of the teams serving our clients are so critical to our ongoing success. Most associates will continue to perform the same job, serving the same valued clients as they do today.

•	This combination also represents:

•	Expanded career and professional development opportunities.

•	New and broader career options within a larger firm, across all units and geographies.

•	Access to a larger set of experts to deliver services to our clients.

•	Access to more clients through our shared client base.

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We understand that you want to know what this means for you personally and for your part of the business. Many of these answers simply won’t be possible until the deal has officially closed sometime in November. That is because there are strict securities regulations about the types of conversations and decisions we can make until the stockholders have approved the transaction.

Aon Hewitt Key Leader Messages

7/12/2010

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We have already begun to define the process we will use to map out our capabilities and determine the right structure for the combined organization. We are fully committed to working through a structured and efficient process to name the new leadership team and develop our go-to-market plan by practice and geography.

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As with any deal of this magnitude, we will have a plan to take out redundant costs from both organizations. These efforts will be focused in areas where there is overlap or further economies to be realized, such as real estate, supplier savings, technology, corporate services functions, and the significant costs of running a public company. None of these decisions can be made until we have officially closed the transaction and are operating as one company. It is inevitable that there will be some job losses. We will handle these situations with fairness, transparency and respect for those associates.

Why is this good for our clients?

•	Clients will be looking to us to decide if this union is good for them.

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Our executive sponsors, account executives and other client leaders are already in the process of personally contacting each of our 3,000+ clients around the globe to share the news of the merger and how this combination will benefit them.

•	We will now be able to offer our clients a true global franchise and a broader set of resources – rich in innovation – to meet the full spectrum of both their human capital and risk needs.

•	Our clients will benefit from Aon’s world-leading technology, analytics capabilities, thought leadership and domain expertise.

•	In addition, our clients will benefit from a larger footprint in healthcare brokerage and access to brands like McLagan and Radford.

•	The combined organization will have a deeper global team with capability to operate in 120 countries.

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The combined cash flow of both organizations will lead to incremental investments in innovative services. We will be in an even stronger position to invest in the business and we can be more committed than ever to maintain our market-leading position. This all starts with taking care of clients extremely well – a value that both companies share.

•	Clients can still expect the same top-notch service from their existing client team with access to broader subject matter experts because the businesses really do complement each other.

•	Both management teams have a strong integration track record; so we expect a very smooth transition.

Who is Aon?

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Aon is the leading global provider of risk management, insurance and reinsurance brokerage and has a growing presence in human capital consulting and outsourcing. They are headquartered in Chicago, Illinois.

•	Aon’s largest business, Aon Risk Services, works with clients who need advice and solutions on a wide variety of risks – ranging from natural catastrophes to employee injuries to terrorist strikes.

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Insurance companies often require their own insurance for the risks they face – this is called reinsurance. Aon Benfield, another Aon subsidiary, is a reinsurance specialist and the largest insurance broker in the world.

•	Aon Consulting, Aon’s human resources consulting and services business, offers services in Human Capital, Health and Benefits, Retirement, Outsourcing and Compensation.

•	By the numbers (Aon Corporation):

•	#1 rated insurance intermediary and risk services broker

•	36,000 colleagues

•	500 global offices

•	120 countries

•	By the numbers (Aon Consulting, a subsidiary of Aon):

•	6,300 colleagues

Aon Hewitt Key Leader Messages

7/12/2010

•	10,000 clients

•	229 offices

•	120 countries

•	Many people know Aon primarily as an insurance broker, but the company has been reshaping its business over the past five years to focus on two global business lines: Risk and Human Capital

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They restructured their portfolio—divesting their insurance underwriting businesses, implementing a “lean” initiative and completing a number of strategic acquisitions, including the HR consulting group from JPMC.

•	Having reshaped the business, they are now focused on investing in growth and people.

•	In the Human Capital business, Aon is driving growth through several key initiatives:

•	Strengthening its Health and Welfare business

•	Building its investment consulting capabilities

•	Increasing its presence in emerging economies

•	Rolling out new tools and messages for their full portfolio of client solutions

How did this come about?

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The HR services market has become very dynamic over the last couple of years. We have maintained a very active acquisition agenda ourselves to advance Hewitt as the market consolidated. Over the years, we’ve held exploratory conversations with many of our competitors to evaluate different scenarios that might be mutually advantageous. In fact, we had talked to Aon leaders previously about the possibility of buying Aon Consulting.

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We were not for sale, but much like us, Aon was actively exploring strategic alternatives to grow their human capital capabilities. Aon’s leaders have great respect for our business and our premier brand and they have been working seriously since last November to explore a partnership that would benefit both organizations.

•	In early June, Russ met with Aon’s President and CEO, Greg Case, for an informal conversation about possible strategic options for our companies.

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Greg discussed his plans to build the leading full spectrum HR services player and presented Russ with a serious initial offer to acquire Hewitt. He also stated their preference to have Russ run the new segment. They had clearly done their homework on Hewitt.

•	Russ reiterated that Hewitt was not for sale, but agreed to two working sessions with a small team to explore the possibility further.

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This all occurred as we were completing our annual strategic planning process. Russ decided to keep the majority of the leadership team focused on our stand-alone strategy and to pull together a small SWAT team to consider this alternative. Because Aon had been thinking about this for a while, they had a clear strategic vision for the combined companies and they were willing to make a very serious offer.

•	At the two-day Hewitt Board meeting in June, our leadership team shared our stand-alone strategy on day one and then the special team presented the Aon alternative on day two.

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There was vigorous debate at the Board meeting followed by several days of further debate and careful consideration. Aon made a final offer and a decision was made to proceed into final due diligence and negotiations to the combination we announced today.

What can we expect next?

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To complete the transaction we need to file a joint proxy statement and receive approvals from stockholders and regulators. We expect it will take until November to officially close the deal. During that time there are very strict rules about what we can and cannot do together. This means that some key decisions will not be made for some time.

Aon Hewitt Key Leader Messages

7/12/2010

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Until the transaction is closed, we will operate as separate companies and compete vigorously against each other when we encounter each other in a sales situation. During this time, it is important that we do not conduct business together or share any client information.

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An integration / transition team will begin to work through the many decisions we need to make to smoothly integrate the business on all levels, including: people, culture, technology, solutions, real estate, sales & account management, marketing, finance, etc.

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We are also launching a special integration portal later this week to make it easier for you to keep up to date on the progress of the acquisition. You’ll also be able to submit your questions there and we will post regular updates.

What should I do next?

•	I can’t stress enough the importance of each of us staying very close to your clients and delivering the responsive and high-quality service they expect from Hewitt.

•	Our competitors will be anxious to convince them that we may become distracted. Let’s prove them wrong.

•	We need to keep selling, renewing, and delivering work. This union only strengthens our capabilities and our clients will reap the benefits.

•	Take time to learn more about Aon. This is an exciting company with great leadership and a clear vision for our future.

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Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Aon Hewitt Key Leader Messages

7/12/2010

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.